UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-290743

FireFly Automatix, Inc.

(Exact name of registrant as specified in its charter)

1130 South 3800 West, Suite 100

Salt Lake City, Utah 84104

(801) 683-5128

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 200

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, FireFly Automatix, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FireFly Automatix, Inc.

Date: March 24, 2026	By:	/s/ Lindsay Jones
	Name:	Lindsay Jones
	Title:	Chief Financial Officer